November 8, 2019

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Labs V, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed October 25, 2019

File No. 024-11065

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of November 6, 2019 regarding the Offering Statement of Future Labs V, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed October 25, 2019

Management’s Discussion and Analysis…, page 20

1.                  Please refer to Item 9 of Part II of Form 1-A and revise to discuss your financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required. We note, for example, that you no longer have disclosure regarding your operating results for the fiscal years ended December 31, 2017 and 2018.

The Company has amended its disclosure to include a discussion of its operating results for the fiscal years ended December 31, 2017 and 2018.

Securities Being Offered, page 24

2.                  We note Article IV.B.5(b) of your charter regarding the election of directors by the various groups of security holders. Please revise your disclosure to disclose these provisions.

The Company has amended its disclosure to include a summary of its director election provisions.

3.                  We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your offering circular to clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has amended its bylaws to make clear that the forum selection provision therein is focused on claims arising under the five scenarios discussed in its amended disclosure and not to any claims arising under the Securities Act or the Exchange Act.

Class F Stock, page 29

4.                  We note Article IV.B.4(a) of your charter. Please disclose the terms on which the Class F stock is convertible into common stock.

The Company has amended its disclosure to provide a summary of the circumstances under which the Class F Stock would convert to Common Stock.

Exhibit 4.1, page III-1

5.                  We note the second through last sentences of Section 4(f) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, these sentences appear inappropriate. Please revise.

The Company has amended its Subscription Agreement to remove the second through last sentences.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Labs V, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: John Vlay

Chief Executive Officer

Future Labs V, Inc.

1134 11th Street, Suite 101

Santa Monica, CA 90403